[Letterhead of SMTC Corporation]

                            June 7, 2005

Michele Gohlke

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	SMTC Corporation
Form 10-K for the Year Ended December 31, 2004
File No. 000-31051

Dear Ms. Gohlke:

In connection with our response to the comments in your letter of May 23, 2005, SMTC Corporation (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For reference purposes, the Staff’s comments are reproduced below, and the corresponding responses of the Company are shown below each comment.

Comment 1:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 17

Year Ended December 31, 2004 compared to the year ended December 31, 2003 – Page 22

In your MD&A, you refer to and compare amounts excluding various items. For example, you disclose gross profit excluding the settlement of inventory claims and other charges. While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

Response to Comment 1:

In future filings, we will seek to focus on changes to the GAAP-based operating results rather than the operating results excluding the effects of restructuring and other charges.

In future filings our management’s discussion and analysis will highlight any unique or material transactions or events that contributed to the change in the GAAP-based operating results, such as settlement of inventory claims and restructuring and other charges, if they are viewed by management as unique or material and affect the comparison of trends. We will also provide appropriate explanatory language regarding any such transactions or events.

Comment 2:

Item 9A. Controls and Procedures – Page 48.

Please supplementally tell us and revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Response to Comment 2:

The Company respectfully notes the Staff’s comment and supplementally advises that there have been no changes in internal control over financial reporting that occurred during the Company’s fiscal quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company respectfully suggests that the filing of an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 is not warranted to clarify this single item as it has since filed its Quarterly Report on Form 10-Q for the first quarter ended April 3, 2005. In future filings, the Company will ensure that the relevant time period is specified.

Comment 3:

Financial Statements

Notes to Consolidated Financial Statements – Page F-7

Note 2. Significant Accounting Policies – Page F-7

(c) Revenue Recognition – Page F-7

Please tell us supplementally and revise future filings to disclose your accounting policies for manufacturing warranties. Revise future filings to provided all of the disclosures required by SFAS 5 and paragraph 14 of FIN 45.

Response to Comment 3:

The Company records a provision for future warranty costs based on management’s best estimate of probable claims under its product warranties. The provision is based on the terms of the warranty which vary by customer and product, and historical experience. The Company regularly evaluates the appropriateness of this provision.

In future filings, the Company will amend its disclosure to include the accounting policy for manufacturing warranties and other disclosures required by SFAS 5 and paragraph 14 of FIN 45.

Comment 4:

Financial Statements

Notes to Consolidated Financial Statements – Page F-7

Note 2. Significant Accounting Policies – Page F-7

(k) Stock-based compensation – Page F-9

We note you presented a pro-forma adjustment of $128,000 in stock-based compensation recovery that you would have recognized in fiscal 2004 if you had applied the fair value recognition provisions of SFAS 123. Tell us supplementally and revise this filing to describe why you would have recognized additional income rather than expense for your outstanding stock options if you had applied SFAS 123.

Response to Comment 4:

The Company computes stock-based compensation expense as if all options will vest and then adjusts for actual forfeitures in accordance with SFAS 123, paragraphs 26-28. For the year ended December 31, 2004, the Company recorded a net recovery of pro-forma stock-based compensation of $128,000, which relates to unvested stock options that were forfeited during the period. Management considered the amount to be insignificant and specific disclosure was not included in the Company’s 2004 Notes to Consolidated Financial Statements. Given the relatively small amounts involved, the Company respectfully suggests that providing enhanced disclosure in future filings rather than amending the Company’s 2004 Consolidated Financial Statements included in its Annual

Report on Form 10-K for the fiscal year ended December 31, 2004 could adequately address the Staff’s concern.

Comment 5:

Financial Statements

Notes to Consolidated Financial Statements

Note 9. Capital Stock – Page F-24

We note the significant number of grants and cancellations related to your stock options in each reporting period presented. We also note your disclosure that on January 8, 2002, the Board of Directors gave the holders of options to purchase an aggregate of 1,097,000 shares of common stock in exchange for the opportunity to return their options to you for cancellation. We further note that on July 26, 2002, you granted 362,500 options to certain holders of options cancelled on January 8, 2002. Please tell us supplementally and revise future filings to address the following:

a.	Describe the circumstances surrounding the material cancellations in each of the reporting periods presented. We note your disclosure does not address 2003 or 2004.

b.	Explain to us how you accounted for these cancellations and grants in accordance with SFAS 123, APB 25 and FIN 44.

c.	Separately present forfeitures and expirations in your tabular format.

Response to Comment 5:

Note, on October 4, 2004, the Company completed a reverse stock split of its issued and outstanding common and exchangeable shares whereby every five shares of common stock were exchanged for one share of common stock and every five exchangeable shares of the Company’s subsidiary, SMTC Manufacturing Corporation of Canada, were exchanged for one exchangeable share. All share information in our response below has been adjusted to reflect the reverse stock split.

a)

On January 8, 2002, the Board of Directors gave the holders of options to purchase an aggregate of 219,400 shares of common stock of the Company (1,097,000 before reverse stock split) the opportunity to return their options to the Company for cancellation. These options, which were granted on August 30, 2000, had an exercise price of $99.40 ($19.88 before reverse stock split). The Board of Directors believed that these options were unlikely to be exercised in the foreseeable future as the exercise price was significantly above the Company’s trading price at that time and during the several months prior to that time and, as a result, they did not function as an effective management incentive. On July 26, 2002 (greater than six months from the cancellation date), the Company granted options to purchase an aggregate of 72,500 shares of common stock of the Company (362,500 before reverse stock split) to the group of employees who had previously surrendered their options at exercise prices higher than the then existing market price of the underlying shares on the date of the grant. The employees were not compensated for increases in the share prices during the six month period prior to July 26, 2002.

During fiscal year 2003 and 2004 there were no options cancelled, only options forfeited as employees left the Company.

b)	The Company accounts for stock option cancellations and grants in accordance with FASB Interpretation No. 44 (“FIN 44”), Accounting for Certain Transactions Involving Stock Compensation,” an interpretation of APB Opinion No. 25, “Accounting for Stock Issued to Employees.” FIN 44 requires variable-award accounting for repriced options from the date the options are repriced until the date they are exercised, forfeited or expire unexercised.

As the options to purchase an aggregate of 72,500 shares of common stock of the Company (362,500 before reverse stock split) granted on July 26, 2002 to the group of employees who had previously surrendered their options were issued beyond six months from the cancellation date of the original options, these options are not subject to variable-award accounting under FIN 44.

c)	The following table clarifies the options cancelled in fiscal year 2002 and the options forfeited in fiscal years 2003 and 2004. No options have expired during fiscal years 2002, 2003 and 2004. The Company will provide this disclosure in future filings.

	1998 SMTC Plan		2000 Equity Incentive Plan
	Common stock	Weighted average exercise price	Common stock	Weighted average exercise price
Balance, December 31, 2001	57,812	$28.90	324,400	$86.25
Issued (i)	–	–	217,900	29.80
Cancelled	(9,694)	28.90	(219,400)	99.40

Balance, December 31, 2002	48,118	28.90	322,900	39.25
Issued	–	–	8,000	3.75
Forfeited	(16,940)	28.90	(139,300)	41.85

Balance, December 31, 2003	31,178	28.90	191,600	35.84
Issued	–	–	290,000	1.93
Forfeited	(10,803)	28.90	(109,800)	43.71

Balance, December 31, 2004	20,375	$28.90	371,800	$7.06

(i)	Options issued in fiscal year 2002 include the July 26, 2002 options to purchase an aggregate of 72,500 shares of common stock of the Company (362,500 before reverse stock split) to the group of employees that had previously surrendered their options, and options to purchase an aggregate of 145,400 shares of common stock of the Company (727,000 before the reverse stock split) to other employees of the Company.

In future filings, the Company will augment its disclosure, as appropriate, to reflect your comments.

We greatly appreciate the cooperation of the Staff in reviewing our responses. To facilitate your review, we are also sending to your attention three hard copies of this response letter.

If you have additional questions or comments, please do not hesitate to contact me.

Very truly yours,

/s/ Jane Todd

Jane Todd

Chief Financial Officer

cc:	John Caldwell

Dennis Fortnum

Alfred O. Rose, Esq.